Exhibit 99.1

GoldMining Commences 2026 Exploration Drilling Program

at its Yarumalito Gold-Copper Project, Colombia

Vancouver, British Columbia – May 26, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (the "Company" or "GoldMining") is pleased to announce that it has commenced an exploration-focused core drilling program on its 100%-owned Yarumalito Gold-Copper Project ("Yarumalito" or the "Project") in the Mid Cauca gold-copper belt of Antioquia, Colombia.

Highlights:

●	Fully Funded Drill Program Underway: The diamond core drill is actively turning on site for an approximate 1,200-metre systematic program.

●	Testing a New and Enhanced Geological Model: Drilling will follow-up on high priority targets previously identified through comprehensive relogging of historical core.

●

Expanding the Mineralized P-1 Porphyry: Testing new zones of potential bedrock mineralization in under-drilled portions of the host ‘P-1’ porphyry unit, the principal host of gold-copper (“Au-Cu”) mineralization at the Project.

●	Building on Historical Drill Intercepts:

o	257 metres ("m") at 0.50 grams per tonne ("g/t") gold ("Au") and 0.1% copper (“Cu”) from surface (YAR-06)

o	250 m at 0.51 g/t Au and 0.13% Cu from surface (YAR-08)

o	141.4 m at 0.77 g/t Au and 0.09% Cu from surface (YAR-11)

Alastair Still, President and Chief Executive Officer of GoldMining, commented: “Yarumalito sits in the heart of Colombia’s prolific Mid Cauca belt, in close proximity to major discoveries like Collective Mining’s Guayabales project and Aris Mining’s Marmato mine. With diamond core drilling now underway on our second active exploration drilling program in the Americas for 2026, we are testing a newly refined geological model at Yarumalito. This large, highly accessible gold-copper porphyry system remains open in all directions and the targeted drill program is our first step in seeking to unlock the substantial step-out growth potential of the mineralized P-1 host unit.”

About Yarumalito

The 100% owned Yarumalito project is located in the Mid Cauca Au-Cu Belt of central Colombia, approximately 105 kilometers south-southwest of Medellín, Colombia’s second most important economic center, and 40 kilometers south of the Company’s La Mina project. Neighbouring projects include Aris Mining Corporation’s Marmato Gold Mine and Collective Mining Ltd.’s Guayabales Project.

Gold-copper mineralization is related to porphyry intrusive bodies of potassic altered diorite with disseminated and fracture-controlled pyrite, chalcopyrite and magnetic, which is cross-cut by structurally controlled intermediate sulphidation epithermal veins containing pyrite, galena, sphalerite and chalcopyrite.

An existing mineral resource estimate ("MRE") was previously completed by the Company on the Project based on 50 historical drill holes (drilled between 2005 and 2013) containing approximately 18,000 m of core. The MRE comprises 66.3 million tonnes at 0.58 g/t Au and 0.09% Cu for 1.23 million ounces Au and 129 million pounds Cu of estimated inferred mineral resources. For further information regarding the Project, including the MRE, please see the ‘Technical Report Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia’, with an effective date of April 1, 2020, a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The approximate 1,200 m planned core drilling program is expected to comprise three drill holes to test the geometry and extents of the porphyry-style of mineralization in the ‘P-1’ intrusive phase, which is demonstrated from systematic relogging of historical drill core to represent the principal host lithology of the gold and copper mineralization. A fourth drill hole is planned to target epithermal veins mapped from abandoned underground historical mine workings, with the objective to test the geometry, width and grade characteristics of the over-printing epithermal mineralization. The minor underground historic workings are not active and there is no known artisanal mining occurring on the Property.

N
Buritica
(Continental/Zijin)
Mid Cauca Au-Cu Belt
Anza
(Orosur Mining)
Medellin
Zancudo
(Denarius Metals)
Titiribi
La Mina
Quebradona
(Anglogold Ashanti)
Highway
GoldMining
3rd Party
Yarumalito
GOLDMINING
Mid Cauca Belt Projects
Colombia
Guayabales
(Collective Mining)
Marmato Mine
(Aris Mining)
0
10
20
km

Figure 1	Location map of Yarumalito Project in the Mid Cauca Au-Cu Belt of central Colombia.

Qualified Person

Tim Smith, VP, Exploration of GoldMining, has supervised the preparation of, and verified and approved all scientific and technical information herein. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s proposed exploration program at the Project and its strategy and business plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.